May 31, 2013

John Cash

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Quanta Services, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 1, 2013
File No. 1-13831

Dear Mr. Cash:

We are providing the following responses to the comment letter dated April 26, 2013 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) filed by Quanta Services, Inc. (the “Company” or “Quanta”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference. Unless otherwise indicated, all page numbers in our responses refer to the Form 10-K.

General

1.	Where a comment below requests additional disclosures or other revisions in future filings, please show us your proposed revisions in your supplemental response. Please include the revisions in future filings, including interim filings, if applicable.

Response:

Where a comment below requests that additional disclosures or other revisions be made, we have included a draft of such additional disclosures or other revisions, to the extent applicable, within our responses. We will also include such additional disclosures or other revisions in our future filings, including interim filings, if applicable, consistent with the responses outlined below.

U.S. Securities and Exchange Commission

Business

Backlog, page 7

2.	We note that backlog is not a measure defined by generally accepted accounting principles and that your methodology for determining backlog may not be comparable to the methodologies used by other companies. In future filings, beginning with your next quarterly report, please provide the following expanded disclosures regarding backlog:

•

An enhanced discussion of how your backlog is calculated, including what it includes and what it excludes in regard to the following to the extent applicable, firm orders, extensions/add-ons, pass-through costs, funded/unfunded amounts, and VIE/joint venture contracts versus company contracts. Specifically disclose the amount of backlog related to your estimates for MSAs and renewal options.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that in future filings the Company intends to provide an enhanced discussion of its calculation of backlog. The following is a draft of the Company’s planned disclosure:

Backlog

Backlog is not a term recognized under United States generally accepted accounting principles; however, it is a common measurement used in our industry. Our methodology for determining backlog may not be comparable to the methodologies used by other companies.

Our backlog represents the amount of consolidated revenue that we expect to realize from future work under construction contracts and long-term maintenance contracts, or master service agreements (MSAs). These estimates include revenues from the remaining portion of firm orders not yet completed and on which work has not yet begun, as well as revenues from change orders, renewal options, and funded and unfunded portions of government contracts to the extent that they are reasonably expected to occur. For purposes of calculating backlog, we include 100% of estimated revenues attributable to consolidated joint ventures and VIEs. The following tables present our total backlog by reportable segment as of                      and                     , along with an estimate of the backlog amounts expected to be realized within 12 months of each balance sheet date (in thousands):

[table]

Revenue estimates included in our backlog can be subject to change as a result of project accelerations, cancellations or delays due to various factors, including but not limited to commercial issues, regulatory requirements and adverse weather. These factors can also cause revenue amounts to be realized in periods and at levels different than originally projected. Generally, our customers are not contractually committed to specific volumes of services under our MSAs, and while we did not experience any material cancellations during the current period, most of our contracts may be terminated, typically upon 30 to 90 days notice, even if we are not in default under the contract. We determine the estimated amount of backlog for work under MSAs by using recurring historical trends inherent in current MSAs, factoring in seasonal demand and projected customer needs based upon

U.S. Securities and Exchange Commission

ongoing communications with the customer. In addition, many of our MSAs, as well as contracts for fiber optic licensing, are subject to renewal options. As of                      and                     , MSAs accounted for approximately     % and     %, respectively, of our estimated total backlog. There can be no assurance as to our customers’ requirements or that our estimates are accurate.

The Company advises the Staff that as of December 31, 2012 and 2011, MSAs accounted for approximately 45% and 43%, respectively, of the Company’s total backlog. The Company further advises the Staff that pass-through costs generally are not included in the Company’s backlog estimates and that revenues associated with such costs, as well as from unfunded portions of government contracts, are not material.

•	If relevant, discuss any material changes in the methodology used to determine backlog in each period.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, to the extent there are material changes in the Company’s methodology for determining backlog in the future, the Company will disclose such changes in its future filings.

•

To allow better insight into changes in your backlog from period to period, provide a roll-forward of your backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancellations, and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances.

Response:

The Company advises the Staff that it uses a “ground up” methodology for calculating backlog as of each reporting date. For each quarter the Company determines, on a contract-by-contract basis, as of the date of determination, the total amount of revenue expected to be realized from work to be performed in the future on uncompleted contracts. Because it is not the Company’s practice to determine backlog by adjusting the prior period estimate for additions, cancellations, recognized amounts and other circumstances, management does not track or evaluate the amount of backlog revenue added from one period to the next, the amount of revenue recognized during a period that was previously reported in backlog or the amount of previously reported backlog that was cancelled during a period. The Company respectfully submits that, as a result of this “ground up” methodology, the data required to provide the requested backlog roll-forward information is not readily available, as the Company’s information systems and financial control procedures are not designed to capture or provide the necessary underlying information. Additionally, the Company does not interpret Item 101(c)(1)(viii) of Regulation S-K to require registrants to provide a roll-forward of backlog and the Company is not aware of any Staff guidance indicating such a requirement.

U.S. Securities and Exchange Commission

•	To the extent any of your backlog is not moving forward, quantify and discuss such amounts.

Response:

The Company advises the Staff that, as a result of the “ground up” methodology discussed above, if a contract included in prior-period backlog were no longer expected to move forward and contribute to the Company’s expected future revenues, that contract would no longer be included in backlog. The Company further advises the Staff that to the extent that the Company becomes aware of material developments affecting the realization of backlog as a result of cancellations, the Company will provide appropriate disclosure with respect to such developments as part of its backlog discussion.

•	If material, disclose the amount of backlog related to uncompleted projects in which a loss provision is recorded.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, to the extent material, the Company will disclose in future filings the amount of backlog related to uncompleted projects in which a loss provision is recorded. As of December 31, 2012, the amount of backlog related to uncompleted projects in which a loss provision was recorded was not material.

•	Address and discuss expected margins and margin trends in your backlog.

Response:

The Company acknowledges the Staff’s comment and respectfully notes that backlog is calculated based on the amount of gross revenue expected to be realized from its contracts. The Company regularly discloses general margin trends expected in its business, which statements apply equally to backlog. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outlook” on pages 62-66 of the Form 10-K.

•	Provide a breakdown of backlog by service line and/or contract type.

Response:

As stated in the proposed revised backlog disclosure above, in future filings the Company intends to provide a breakdown of backlog by contract type (MSAs vs. non-MSAs). In response to the Staff’s request for additional disclosure of backlog by service line, the Company respectfully refers the Staff to the Company’s response to Comment 14 below.

U.S. Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations, page 41

3.	Please revise MD&A in future annual and quarterly filings to address the following:

•

Quantify the factors you identify as impacting consolidated and segment revenues from period to period and more fully explain the reasons for increases and decreases in the number and size of projects. Disclose the number of projects and the average size of projects during each period and more fully explain the reasons for changes.

•	To the extent material, consider disclosing and discussing the impact and status of significant projects.

Response:

The Company notes that, as disclosed in the Form 10-K, revenues increased year over year primarily due to an increase in the number and size of electric and natural gas transmission projects as a result of overall increases in capital spending by its customers. The quantitative impact of the increase in each segment is discussed in the segment-specific discussions under “Results of Operations” beginning on page 41 of the Form 10-K. For a discussion of the reasons for the changes in capital spending of the Company’s customers, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outlook.”

The Company currently has several thousand contracts with hundreds of customers covering a disparate range of service offerings spanning different industries. The Company’s historical disclosure with respect to increases or decreases in the “number and size of projects” was intended to provide directional, qualitative commentary with respect to changes in customer spending patterns. Specific quantitative measures with regard to the number and size of projects were not provided due to the underlying lack of comparability for such metrics from one period to the next. The Company notes that the absolute number of projects ongoing during a period may increase while overall revenues during the same period may decrease, or vice versa. Similarly, the average size of projects, which is a mathematical function of those two values, may fluctuate in a manner not correlated with movements in revenue, gross margin or net income. The Company respectfully submits that quantitative disclosure of the number or average size of projects during a period would not provide further clarification of the Company’s financial or operating performance.

The Company confirms to the Staff that, to the extent the status of individual contracts or projects would materially impact a financial statement user’s understanding of the Company’s consolidated or segment revenues, it will include relevant disclosure in future filings.

U.S. Securities and Exchange Commission

•

More fully explain the reasons for contract losses, including the facts and circumstances that lead to the losses, the amount of loss you recorded, the current status of loss projects (including the percent complete and the remaining amounts in backlog), the expected timeframe for completion, and the amount of any reasonably possible additional losses.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, to the extent the Company has loss contracts in the future that materially impact the Company’s financial condition or results of operations, it will provide disclosure with respect to such loss contracts, including the facts and circumstances that led to the losses, the amount of loss recorded, the current status (including the percent complete and the remaining amounts in backlog), the expected timeframe for completion and, to the extent required by ASC 450, the amount of any reasonably possible additional losses.

•

During the most recent year, we noted a higher increase in total accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts relative to the increase in revenues. Please disclose and discuss the factors that lead to such changes relative to the change in revenues and consider disclosing and discussing changes in days outstanding and/or your cash conversion cycle during each period presented.

Response:

The Company advises the Staff that consolidated revenues for the year ended December 31, 2012 increased $1.73 billion, or 41.2%, to $5.92 billion as compared to revenues of $4.19 billion for the year ended December 31, 2011. Combined accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts at December 31, 2012 increased $0.52 billion, or 45.2%, to $1.67 billion as compared to $1.15 billion at December 31, 2011. Revenues for the year ended December 31, 2011 increased $1.18 billion, or 39.2%, as compared to revenues of $3.63 billion for the year ended December 31, 2010. Combined accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts at December 31, 2011 increased $0.33 billion, or 40.7%, from approximately $0.81 billion at December 31, 2010.

The foregoing data demonstrates close correlation between the substantial growth rates from 2010 to 2012 in the Company’s revenues and the related combined accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts balances. The Company agrees with the Staff that a correlation of such activity to the Company’s cash conversion cycle provides a degree of further clarification with respect to the above described operating activity, and as disclosed on page 48 of the Form 10-K, the Company’s discussion of liquidity and capital resources included commentary regarding the decrease in operating cash flow from continuing operations for 2012 as compared to 2011 and 2010 being primarily due to increased working capital requirements in 2012 as a result of the increase in the amount of work ongoing during the 2012 period, partially offset by overall improved operating results.

The slightly higher increase in 2012 in combined accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts as compared to revenues was primarily attributable to a single customer, as described in the response to the next comment. In response to the Staff’s current comment, in future filings the Company will present the following revised disclosure (marked to show changes to the Form 10-K) regarding the material factors that could lead to changes in combined accounts receivable and estimated earnings in excess of billings on uncompleted contracts relative to changes in revenue:

U.S. Securities and Exchange Commission

Operating Activities

Cash flow from operations is primarily influenced by demand for our services~~,~~ and operating margins, ~~and the type of services we provide,~~ but can also be influenced by working capital needs~~, in particular on larger projects, due to the timing of collection of receivables and the settlement of payables and other obligations.~~ associated with the various types of services that we provide. In particular, working capital needs may increase when we commence large volumes of work under circumstances where project costs primarily associated with labor, equipment and subcontractors are required to be paid before the receivables resulting from work performed are billed or collected. Working capital needs are generally higher during the summer and fall months due to increased demand for our services when favorable weather conditions exist in many of the regions in which we operate. Conversely, working capital assets are typically converted to cash during the winter months~~; however,~~. These seasonal trends can be ~~impacted~~offset by changes in the timing of major projects which can be impacted by project delays or accelerations and other economic factors that may affect customer spending.

Further, in future filings the Company will consider disclosing and discussing, to the extent material, changes in days outstanding and/or its cash conversion cycle during the periods presented.

•

During the most recent year, we noted a significant increase in claims and change orders. Please disclose and discuss the principle items included in such amounts, including: the specific nature, segment impacted; your basis for determining amounts are probable and estimable; current status, and the expected timeframe for resolution.

Response:

The Company advises the Staff that the balance of recognized change orders and claims was impacted primarily by one project that experienced significant customer-caused delays during the early part of the construction phase in the fourth quarter of 2011, and which was later accelerated by the customer during the first and second quarters of 2012, resulting in a significant change order. Revenues associated with this change order were accrued and recognized as a component of costs and estimated earnings in excess of billings on uncompleted contracts pursuant to our standard revenue recognition processes under GAAP, which includes an assessment that the amount recognized has been earned and is probable of realization. This revenue recognition process is more fully described on pages 56 and 89 of the Form 10-K.

The Company further notes that this matter is disclosed on pages 54 and 118 of the Form 10-K, referencing a single customer accounting for approximately 11% of the Company’s consolidated billed and accrued accounts receivable as of December 31, 2012, and further noting that substantially all of the balance for such customer related to one contract and was comprised primarily of certain contract change orders for which the customer acceptance process was ongoing. The increase in claims and change orders disclosed on page 56 of the Form 10-K was primarily attributable to the outstanding balance with this customer.

U.S. Securities and Exchange Commission

To the extent such circumstances continue or are otherwise relevant in future filings, the Company will provide the following supplemental disclosure regarding this customer:

The balance of recognized change orders and claims was impacted by one project that incurred delays during the early part of the construction phase and was later accelerated by the customer, resulting in a significant change order. Revenues associated with this change order were accrued and recognized as a component of costs and estimated earnings in excess of billings on uncompleted contracts. The contract with this customer was for electric power infrastructure services, and was reported in Quanta’s Electric Power Infrastructure Services segment. The Company is actively engaged in substantive meetings with this customer to complete the final approval process, and management currently expects this process to be completed within the next twelve months.

Critical Accounting Policies

Self-Insurance, page 57

4.	Please revise future filings to disclose the amounts expensed during each period presented.

Response:

The Company advises the Staff that the self-insurance amounts expensed with respect to the following periods were as follows (in thousands):

Three Months Ended
March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
$15,889	$20,574	$22,157	$27,263

The Company respectfully submits to the Staff that, as these amounts represent less than 2% of the Company’s consolidated quarterly revenues, disclosure of such amounts in future filings would not be material or useful to investors.

Valuation of Goodwill, page 57

5.	Please revise future filings to address the following:

•	Clarify the number of reporting units you have and test for impairment and clarify how your reporting units relate to your reportable segments,

U.S. Securities and Exchange Commission

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, in future filings, the Company intends to add the following supplemental disclosure:

Valuation of Goodwill. We have recorded goodwill in connection with our historical acquisitions of companies. Upon acquisition, these companies have been either combined into one of Quanta’s existing operating units or managed on a stand-alone basis as an individual operating unit. Goodwill recorded in connection with these acquisitions is subject to an annual assessment for impairment, which we perform at the operating unit level for each operating unit that carries a balance of goodwill. Each of our operating units is organized into one of three internal divisions: our Electric Power Division, our Natural Gas and Pipeline Division and our Fiber Optic Licensing and Other Division. As most of the companies acquired by Quanta provide multiple types of services for multiple types of customers, these divisional designations are based on the predominant type of work performed by each operating unit at the point in time the divisional designation is made. Goodwill is required to be measured for impairment at the operating segment level or one level below the operating segment level for which discrete financial information is available, and we have determined that our individual operating units represent our reporting units for the purpose of assessing goodwill impairments.

•	Clarify which, if any, of your reporting units are evaluated on a qualitative basis, and

Response:

The Company advises the Staff that a two-step fair value-based impairment test was performed for all of its reporting units during the fourth quarter of 2012, and that no reporting unit was evaluated on a qualitative basis. In future filings, the Company will disclose if any reporting units were evaluated on a qualitative basis.

•	Clarify the nature of and reasons for the operating unit reorganizations, disclosed in Note 6 on page 99.

Response:

As noted in the Staff’s comment, the Company engaged in operating unit reorganizations in 2011 and 2012. With respect to the nature of and reasons for the 2011 reorganizations, the Company refers the Staff to the Company’s response to Comment 1 in its letter to the Staff dated May 11, 2012.

With respect to the 2012 reorganizations, the Company advises the Staff that management decided to reorganize two separate and unrelated operating units out of the Company’s Fiber Optic Licensing and Other Division in order to improve the productivity of certain operations and more effectively accomplish management’s overall strategic plan for the Company. One operating unit was reorganized into the Electric Power Division and the other operating unit was reorganized into the Natural Gas and Pipeline Division. Based on the Company’s strategic plan,

U.S. Securities and Exchange Commission

management determined that that these operating units’ performance could be improved and contributions from their operations to the Company as a whole could potentially be increased by assigning their business lines into comparable or synergistic operations in other divisions. The reorganization was also expected to result in reductions in redundant administrative costs, reassignments of strategic customer relationships and progress toward management’s business development strategies. During the period prior to the 2012 reorganizations and also in connection with the Company’s 2011 goodwill impairment test, there were no goodwill impairment indicators noted. The 2012 reorganizations resulted in an increase in goodwill of the Natural Gas and Pipeline Division and the Electric Power Division with a corresponding reduction in the reported goodwill balance of the Company’s Fiber Optic Licensing and Other Division.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 74

6.	It is not clear to us why the current auditors’ report does not refer to the consolidated statements of comprehensive income. Please advise or revise.

Response:

The Company advises the Staff that a reference to the consolidated statements of comprehensive income was inadvertently omitted from the auditor’s report included in the Form 10-K. The Company has filed an amendment to the Form 10-K in order to file a corrected auditor’s report.

Note 2. Summary of Significant Accounting Policies, page 82

7.	If applicable, please revise future filings to disclose the amount of progress payments netted against contract costs as well as the amount of advances that are payments on account of work in progress as of each balance sheet date. Refer to ASC 910-20-50-1(b), Rule 5-02.6(d)(iii) of Regulation S-X, and ASC 910-405-50-2.

Response:

The Company advises the Staff that it does not believe that this comment is applicable to the Company’s accounting for construction contracts, as the cited authoritative literature is in reference to netting of customer payments against the value of contract costs that have been deferred onto a company’s balance sheet, and the Company has not entered into the types of contracts that require this method of accounting.

8.	Please revise future filings to disclose the nature and status of the principle items included in claims and change orders. Refer to Rule 5-02.3(c)(3) of Regulation S-X, ASC 910-310-50-1, and ASC 910-20-50-1a.

Response:

The Company acknowledges the Staff’s comment and refers the Staff to the Company’s response to Comment 3 regarding the nature and status of the principal item included in claims and change orders for the year ended December 31, 2012. The Company advises the Staff that the Company will revise future filings to disclose the nature and status of the principal items included in claims and change orders.

U.S. Securities and Exchange Commission

9.	Please revise future filings to disclose your policy for and amounts of pre-contract costs deferred, if material. Refer to ASC 910-340-50-1.

Response:

The Company advises the Staff that the Company does not currently defer pre-contract costs in anticipation of future sales or as a result of unapproved change orders. To the extent that the Company defers material pre-contract costs in the future, the Company will revise its future filings to disclose its policy for and amounts of such costs.

10.	Please revise future filings to disclose the effects of material revisions in contract estimates. Refer to ASC 605-35-50-9.

Response:

The Company advises the Staff that the Company will disclose in future filings changes in estimates that materially impact the Company’s consolidated results of operations, financial position or cash flows, as required by GAAP.

11.	In regard to the change in your ownership interest in HEP, please tell us the amount of any gain or loss you recorded and explain how the amount was determined.

Response:

The Company advises the Staff that the change in the Company’s ownership interest in HEP during 2012 was the result of an equity offering by HEP whereby the Company and other third parties purchased additional interests in HEP at an accreted share price. The Company did not purchase a sufficient amount of additional interests in HEP to maintain a consistent ownership percentage, and therefore the Company’s ownership interest in HEP was diluted during the period. In accordance with ASC 323-10-40-1, this share issuance by the investee entity was accounted for as if Quanta, as the investor, had sold a proportionate share of its investment. The corresponding amount of gain or loss as a result of this transaction was de minimis.

The Company advises the Staff that, based on the terms of the profit and loss allocation provisions under the governing documents for HEP, and in accordance with the guidance set forth under ASC 970-323-35-16 through 35-17, the Company applies the hypothetical liquidation method to the period-end book value of HEP for purposes of determining its equity in the entity’s earnings during a given reporting period. The dilution of the Company’s ownership interest in HEP resulted in a smaller liquidation percentage right being applied to a larger book value, which had an effectively neutral effect on the carrying value of the Company’s historical cost basis in this investment.

U.S. Securities and Exchange Commission

Note 13. Employee Benefit Plans, page 112

12.	Please more fully explain to us the specific factors resulting in your inability to estimate additional funds you may be required to contribute to under-funded multi-employer pension plans.

Response:

The Company advises the Staff that it undertakes a quarterly review process during which all potential loss contingencies of the Company are analyzed, taking into account the guidance of ASC 450. During this process, management considers whether an estimate of the possible loss or range of loss with respect to a potential loss contingency can be established, or whether a reasonable estimate cannot be made.

As the Company previously advised the Staff in its response to Comment 6 of the Staff’s letter dated March 27, 2012, the Company’s obligation to contribute additional funds to such plans will not be based on past levels of work or past contributions. Rather, the Company’s obligation would depend on future levels of work and/or future contribution obligations (or surcharges payable) to the applicable pension plan and the provisions of applicable collective bargaining agreements. In order to estimate potential future contributions, management would need to determine:

•

a specific amount of, and pricing for, future work performed by the Company, which would require predictions regarding as yet uncontracted work, future levels of customer spending and industry and macroeconomic conditions;

•	the number of employees to be used with respect to such future work, which would depend on the scope and type of work, as well as specific customer requirements;

•	whether such future work would require the use of union employees, which, in addition to the scope and type of work and customer demands, would depend on the geographic location of the work; and

•	the terms of applicable collective bargaining agreements, which may be unknown depending on the dates such agreements expire.

Because the foregoing items are indeterminate, the Company has determined that any additional funds the Company may be required to contribute to under-funded multi-employer pension plans are not reasonably estimable.

Note 15. Commitments and Contingencies, page 114

13.	If applicable, please revise future filings to disclose the amount of liquidating damages you may be subject to, including the amount accrued at each balance sheet date and the amount or range of reasonably possible additional losses.

U.S. Securities and Exchange Commission

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it is not currently subject to probable and reasonably estimable, or reasonably possible, losses resulting from liquidating damages provisions in its contracts. The Company advises the Staff that, to the extent that the Company is subject to probable and reasonably estimable, or reasonably possible, and material losses with respect to liquidating damages in the future, the Company will provide appropriate disclosure with respect to such losses in accordance with the guidance of ASC 450.

Note 16. Segment Information, page 122

14.	Please revise future filings to disclose revenues by service line. Refer to ASC 280-10-50-40. We note your references to various service lines, particularly in the Electric Power segment.

Response:

The Company advises the Staff that it believes its current disclosure of revenues by segment satisfies the disclosure requirements in ASC 280-10-50-40, which provides as follows (emphasis added):

A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.

The Company believes that its reportable segments represent its service lines. The Company’s business activities and internal reporting structure are not organized on the basis of particular service lines or groupings of potentially related service lines; rather, they are organized by our three internal divisions based upon legal entity and management reporting structure. This divisional structure provides the underlying financial information that is utilized to produce the Company’s general purpose financial statements. To meet the Company’s segment reporting requirements, data is supplementally analyzed to identify and categorize individual customer work that is not aligned with the operating unit’s divisional designation. This segment designation process is based primarily on the broad end user markets that the Company serves. The Company’s internal control processes and information technology systems are designed to support the production of financial information used to produce the Company’s general purpose financial statements and reporting segment results of operations. The Company’s internal control processes and information technology systems have not been designed to report service activities at a level of detail beyond our reportable segments.

Further, the Company believes that the foregoing conclusion is consistent with ASC 280-10-50-38, which provides in part:

Some public entities’ business activities are not organized on the basis of differences in related products and services or differences in geographic areas of operations. That is, a public entity’s segments may report revenues from a broad range of essentially different products and services, or more than one of its reportable segments may provide

U.S. Securities and Exchange Commission

essentially the same products and services. . . . Information required by paragraphs ASC 280-10-50-40 through 42 need be provided only if it is not provided as part of the reportable operating segment information required by this Subtopic.

Based on the above guidance, management believes that the requirements of ASC 280-10-50-40 have been met by the Company as result of (i) the Company’s service lines being represented by its reportable segments, and (ii) the fact that the Company’s internal controls and information technology environment are not designed to support the production of further detailed information.

*****

Quanta Services, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 985-6422 or by facsimile at (713) 629-7671.

Very truly yours,

/s/ Derrick A. Jensen
Derrick A. Jensen
Chief Financial Officer

cc:	Bernard Fried

Chairman, Audit Committee

Mindy Hooker

Anne McConnell

Securities and Exchange Commission

Ray R. Garcia

PricewaterhouseCoopers LLP

M. Breen Haire

Baker Botts L.L.P.